Wildermuth Endowment Fund

CCO Agreement Addendum

ADDENDUM TO SERVICES AGREEMENT

Effective as of January 1, 2021 the Services Agreement (the "Agreement") between and among Wildermuth Endowment Fund ("Fund") and Vigilant Compliance, LLC ("Vigilant") dated January 17, 2014, is hereby amended to:

1.	It is mutually agreed and understood that Section l(a) Services, of the Agreement is amended to add the following terms:

Services. Vigilant agrees to provide to the Fund the following services (the "Services"):

Vigilant shall provide Bernadette Murphy or other Vigilant Director to serve as CCO of the Fund to assist the Fund in meeting its compliance obligations pursuant to Rule 38a- l under the 1940 Act. Vigilant hereby represents and warrants that Salvatore Faia or any other individual provided to serve as CCO under the terms of this Agreement is qualified and competent to act in such capacity.

2.	It is mutually agreed and understood that Section 4(a) Chief Compliance Officer Fee shall be revised to replace the word "Adviser" with the word "Fund" as set forth below.

As compensation for Vigilant's provision of Services specified in Section l(a) and (b) above, the Fund shall pay Vigilant a one-time start up fee of $5,000 set up on Vigilant's system. Thereafter, the Fund shall pay Vigilant $2,167 per month payable quarterly in advance for the initial 6 months and thereafter $3,167 per month payable quarterly in advance of the preceding quarter for gross assets of up to $50 million.

© Copyright 2021 Vigilant Compliance, LLC

Wildermuth Endowment Fund CCO Agreement Addendum

Wildermuth Endowment Fund

CCO Agreement Addendum

ADDENDUM TO SERVICES AGREEMENT

3.	The remainder of the Fee Table in Section 4 and the Agreement shall be the same.

Vigilant Compliance, LLC		Wildermuth Endowment Fund

By:		By:

Salvatore Faia
President & CEO		Title:	Vice President

Dated:	March 2, 2021	Dated:	March 2, 2021

© Copyright 2021 Vigilant Compliance, LLC

Wildermuth Endowment Fund CCO Agreement Addendum